Exhibit (b)(1)

February 16, 2012

Mr. Randy Butler

Fortune Industries, Inc.

278 Franklin Road, Suite 350

Brentwood, TN 37027

Dear Randy:

CapStar Bank is very excited to present this commitment letter to provide financing for the proposed transaction involving Fortune Industries, Inc. We believe that our two companies are a great fit and look forward to a lasting relationship as we grow our respective organizations. Feel free to call at any time to discuss.

BORROWER:	A new Tennessee corporation (the “Parent”) that will form an acquisition subsidiary (the “Merger Sub”). Merger Sub and Fortune Industries, Inc. will merge simultaneously with our closing, and Parent and the surviving corporation from the Merger (“Surviving Corporation”) will be joint and several obligors. Immediately after the merger, the Parent will own approximately 91% of the outstanding stock of the Surviving Corporation (the “Subsidiary Stock”)

GUARANTOR:	Tena Mayberry limited to $750,000
Randy Butler limited to $750,000

CREDIT FACILITIES:	A) $6,000,000 term loan
B) $1,800,000 letter of credit

PURPOSE:	A) Purchase 100% of Carter Fortune’s preferred stock in Fortune Industries, Inc., refinance outstanding term debt and pay transaction expenses
B) Financial support to back the Lumberman’s workers compensation insurance plan

MATURITY	A) Four years from closing
B) One year from issuance

COLLATERAL:	A) First lien on all assets of the Borrower including a pledge of the stock of the Surviving Corporation owned by Parent
B) $1,000,000 certificate of deposit held at CapStar Bank
C) Collateral assignment of a $2,000,000 life insurance policy on Tena Mayberry
In addition, Guarantor’s respective obligations will be secured by a pledge of all stock of Parent owned by such Guarantor

All credit facilities will be cross collateralized and defaulted

INTEREST RATE:	A) 6% fixed till maturity
B) 2.5% fee payable quarterly in advance plus an estimated 1% confirmation fee from BBVA

ORIGINATION FEE:	$45,000 (75 basis points of $6,000,000)

REPAYMENT:	A) Principal and interest monthly based on a 6 year mortgage style amortization
B) Balance due on demand if the letter of credit is funded

FINANCIAL
COVENANTS:	If executed, the loan documents will include the following financial performance covenants with the first covenant test of June 30, 2012:

Minimum Fixed Charge Coverage
Borrower agrees to maintain a fixed charge coverage ratio of not less than 1.10:1. Fixed charge coverage ratio is defined as [EBITDA – unfinanced capital expenditures – shareholder distributions/dividends not deducted in the calculation of EBITDA] divided by [Current maturities of long term debt and capital leases paid during the period in which EBITDA was calculated + cash interest expense + cash taxes] tested quarterly on rolling four quarter basis.

Minimum EBITDA
Borrower agrees to maintain a minimum rolling four quarter EBITDA at all times of $2,500,000 through 12/31/12 increasing to $2,750,000 on 12/31/12 through 12/30/13 and increasing to $3,000,000 12/31/13 and thereafter. This ratio will be tested quarterly with the first test on June 30, 2012.

If executed, the loan documents will include the following specific restrictions, as well as such other covenants as our customary:

1) Capital expenditure maximum of $150,000 per year,
2) No additional debt other than the CapStar loan and the Mr. Fortune related $6,300,000 loan without bank consent,
3) No distributions or dividends until the CapStar Bank term loan is paid off,
4) 75% excess cash flow recapture with the first recapture based on the audited June 30, 2013 financial statement. Excess cash flow recapture defined as [EBITDA – unfinanced capital expenditures – shareholder distributions/dividends not deducted in the calculation of EBITDA] subtracted by [Current maturities of long term debt and capital leases paid during the period in which EBITDA was calculated + cash interest expense + cash taxes]
5) Limitation on stock repurchases to not exceed $250,000 in aggregate without bank consent

FINANCIAL REPORTING:
• Annual audited financial statement for the Borrower due within 120 days of year end.
• Quarterly management prepared financial statements for the Borrower within 45 days of each quarter end.
• Quarterly covenant compliance certificate within 45 days of quarter end.
• Annual personal financial statement on the guarantors including a copy of the guarantor’s personal tax return within 15 days of filing

TREASURY
MANAGEMENT:	Borrower to move its primary operating accounts to CapStar Bank

REIMBURSEMENT
OF EXPENSES:	Borrower will reimburse CapStar for legal and recording expenses incurred by CapStar in connection with (i) delivery of this letter , (ii) the negotiation and preparation of documentation of the Credit Facilities (whether or not the Credit Facilities are closed and funded), (iii) closing of the Credit Facilities, and (iv) ongoing administration, enforcement and collection of the Credit Facilities.
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INSURANCE:	Borrower shall maintain and provide evidence of insurance as may be requested by CapStar from time to time in amounts and in form acceptable to CapStar

GOVERNING LAW:	All aspects of this Credit Facility shall be governed by and construed in accordance with the laws of the State of Tennessee

CONDITIONS
PRECEDENT:	As customary for facilities of this nature, including but not limited to:
• Review of Mr. Fortune’s subordinated debt terms and conditions including covenants with the CapStar credit facilities cross defaulted to Mr. Fortune’s credit facility
• Satisfactory subordination agreement between Mr. Fortune and CapStar
• Satisfactory review of the Double Eagle due diligence report to include a study that the net operating loss carry forward tax will remain available to the Borrower post closing
• Receipt of documentation confirming release of all relevant liens

Certain items enumerated above are a summary of the key provisions to be contained in the Loan Documents evidencing this transaction and do not include all provisions and requirements to be set forth in such documentation. It is understood that such loan documents, when executed by the Borrower and accepted by the Bank, shall constitute the final and complete agreement between the Bank and the Borrower regarding the Loan Facilities and shall supersede all of the provisions hereof. Nothing contained in this letter shall alter or modify such loan documents. This letter is intended for you only and may not be relied upon by any third party.

In addition to its right to terminate this Commitment for the Borrower’s failure to satisfy the conditions of this Commitment, Bank may terminate this Commitment without notice if:

(a)      Any of the items required to be delivered are not delivered within the time and in the form and manner required by this Commitment or there is any other default under any of the terms or provisions of the Commitment,

(b)      Any representations made by or on behalf of the Borrower or Guarantor, whether in this Commitment or otherwise, prove untrue or misleading in any material respect,

(c)      There shall be any condition, occurrence or circumstance which, if the loan documents had been delivered, would, with or without the giving of notice or lapse of time constitute an event of default under any of the loan documents, or

(d)      There is any material adverse change in the condition (financial or otherwise), business, profits or prospects of Borrower, Guarantor, or any other entity whose condition, financial or otherwise, was a material consideration in Bank issuing this Commitment.

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If the aforementioned conditions are acceptable, please sign below and return. Unless accepted by February 24, 2012, this commitment will be null and void. If this commitment is accepted, it will remain open until May 31, 2012 at which time it will be null and void if the loan is not closed. Randy, thank you again for this opportunity and please call with any questions.

Sincerely,

/s/ Brad Greer

Brad Greer

Senior Vice President

Accepted this 24th day of February, 2012

Fortune Industries, Inc.

By:	/s/ Randy Butler
Randy Butler, CFO

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